Exhibit 21.1

Subsidiaries of ALT5 Sigma Corporation:

Name	Jurisdiction of Incorporation
ALT5 Sigma, Inc.	Delaware
ALT5 Markets, Inc.	New York
ALT5 Sigma Canada, Inc.	Ontario, Canada
ALT5 Digital Holdings, Inc.	Wyoming
ALT5, Inc.	Wyoming
ALT5 Sigma Digital Asset Treasury Company Inc.	Wyoming
ALT5 AI, Inc.	Canada
ALT5 Pro LLC	Saint-Vincent & Grenadine
ALT5 sro	Czech Republic
Fortress II Holdings Ltd. DBA MSwipe	Turks & Caicos Islands
9323-9044 Quebec Inc. DBA MSwipe Technologies	Quebec, Canada
9406-1918 Quebec Inc. DBA Altitude Marketing	Quebec, Canada
MSwipe Inc.	Delaware
MSwipe Technologies Limited	England, UK

All subsidiaries are 100% owned by the Company.